Exhibit 12.1

	Keystone Automotive Operations, Inc.
	Predecessor					Successor		Pro-forma year ended January 3, 2004
	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 29, 2001	Year ended December 28, 2002	December 29, 2002 to October 30, 2003	October 31, 2003 to January 3, 2004
Earnings:
Income (loss) before provision (benefit) for income taxes	$16,826	$11,538	$12,248	$28,931	$3,773	$(11,300)		$4,799
Plus: fixed charges	17,840	21,419	20,938	19,332	14,267	4,243		25,443

	34,666	32,957	33,186	48,263	18,040	(7,057)		30,242

Fixed Charges:
Interest expense	12,359	14,066	13,274	9,926	5,501	4,104		24,552
Estimate of the interest within operating leases	474	1,114	1,202	948	697	139		891
Preferred stock accretion	5,007	6,239	6,462	8,458	8,069	—		—

	17,840	21,419	20,938	19,332	14,267	4,243		25,443

Earnings to fixed charges ratio	1.9x	1.5x	1.6x	2.5x	1.3x	(1.7	)x	1.2x